SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Natural Health Trends Corp.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

63888P406
(Cusip Number)

Robin B. Connor
201 Main Street, Suite 2500
Fort Worth, Texas 76102
(817) 878-3575
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2007
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Name of Reporting Person:

         Chief China Resources Ltd.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / /

3.     SEC Use Only

4.     Source of Funds:  00 - - Partnership Contributions

5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Samoa

                        7.     Sole Voting Power: 297,902 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 297,902
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,239,073 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  12.7%

14.     Type of Reporting Person:  PN

-----------

(1) Does not give effect to the voting rights of the Issuer's Series A Convertible Preferred Stock discussed in Section 5 hereof.
(2) Includes 941,171 shares of common stock that Chief China Resources Ltd. has the right to acquire upon conversion of 941,171 shares of the Issuer's Series A Convertible Preferred Stock.

Item 1.          SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Natural Health Trends Corp. ("the Issuer).  The principal executive offices of the Issuer are located at 2050 Diplomat Drive, Dallas, Texas 75234.

Item 2.          IDENTITY AND BACKGROUND.

     (a)

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Chief China Resources Ltd. ("Chief China" or the "Reporting Person").  Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following person (the "Controlling Person"):  Ken Wang ("K. Wang").  The Reporting Person and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons."

     (b)-(c)

     Reporting Person

     Chief China is a limited partnership organized under the laws of Samoa, the principal business of which is investments.  Ken Wang is the general partner of Chief China.  The principal business address of Chief China, which also serves as its principal office, is 18 Chaoyangmenwai Street, Suite B710, Full Link Plaza, Beijing, China 100020.

     Controlling Person

     Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Person is set forth below.

     The principal occupation of K. Wang is serving as a partner of Allstar Capital, Inc., the principal business of which is consulting.  The principal business address of K. Wang, which also serves as his principal office, is Room 12B2, Hanwei Building, Guanghua Road, Beijing, China 100004.

     (d)     None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)     None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

     (f)     K. Wang is a Canadian citizen.

Item 3.          SOURCE AND AMOUNT OF FUNDS.

     The Reporting Person used Partnership Contributions in the amount of $2,367,489.11 to purchase the Common Stock.

Item 4.          PURPOSE OF TRANSACTION

     As described in Item 6 below and incorporated herein by reference, K. Wang (subject to evaluation by the Issuer's Nominating Committee) will be the Preferred Stockholders' initial candidate to be considered for nomination to the Issuer's board of directors. Except as set forth above, the Reporting Person currently holds the Common Stock for investment purposes and, depending on market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may purchase additional Common Stock in the open market or in private transactions.  Depending on these same factors, the Reporting Person may sell all or a portion of its Common Stock on the open market or in private transactions.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a)

Reporting Person

Pursuant to Rule 13d-3 of the Act, Chief China beneficially owns 1,239,073 shares of the Common Stock, which constitutes approximately 12.7% of the outstanding shares of the Common Stock.  The total number of shares of Common Stock beneficially owned by Chief China is comprised of 297,902 shares of Common Stock and the 941,171 shares of Common Stock into which Chief China's 941,171 shares of Series A Convertible Preferred Stock, par value .001 per share, of the Issuer (the "Preferred Stock") are convertible at the rate of 1 share of Common Stock per each share of Preferred Stock. Chief China's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by 9,751,044, which represents the 941,171 shares of Common Stock into which Chief China's 941,171 shares of Preferred Stock are convertible and the 8,809,873 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 filed with the Securities and Exchange Commission on May 11, 2007. For purposes of calculating this percentage, it was assumed that no party owning Preferred Stock, other than Chief China, had converted such stock into shares of Common Stock.

Controlling Person

In his capacity as the general partner of Chief China, K. Wang may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,239,073 shares of the Common Stock, which constitutes approximately 12.7% of the outstanding shares of the Common Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Person

Chief China has the sole power to vote or to direct the vote of 297,902 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 297,902 shares of the Common Stock. The Preferred Stock carries with it voting rights, giving each holder thereof 0.729 votes per share of Preferred Stock held on any matter (other than the Preferred Stockholders' right to designate an individual for nomination to the Issuer's board of directors as discussed in Section 6 hereof) submitted to stockholders for a vote. Therefore, on any matter submitted to stockholders for a vote (other than the aforementioned exception), Chief China would have 984,015 votes, which represents 297,902 shares of the Common Stock beneficially owned by Chief China and 686,113 votes associated with the 941,171 shares of Preferred Stock beneficially owned by Chief China.

Controlling Person

In his capacity as the general partner of Chief China, K. Wang has the sole power to vote or to direct the vote of 297,902 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 297,902 shares of the Common Stock. After giving effect to the Preferred Stock's voting rights (as discussed above), when voting with the holders of Common Stock, in his capacity as general partner of Chief China, K. Wang would have 984,015 votes, which represents 297,902 shares of the Common Stock deemed beneficially owned by K. Wang and 686,113 votes associated with the 941,171 shares of Preferred Stock deemed beneficially owned by K. Wang.

(c)    On April 27, 2007, the Reporting Person sold 3,000 shares of the Common Stock at a price per share of $2.15 in a transaction executed on the NASDAQ National Market. In addition, on May 4, 2007, the Reporting Person purchased 941,171 shares of the Issuer's Preferred Stock at a price per share of $1.70 and warrants representing the right to purchase 941,171 shares of the Issuer's Common Stock at a purchase price of $0.00001 per underlying share, in each case pursuant to a Stock and Warrant Purchase Agreement with the Issuer.

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock during the past 60 days.

(d)     The Reporting Person affirms that no person other than the Controlling Person has the right to receive  or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)     Not Applicable.

Item 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On May 4, 2007, the Issuer entered into a Stock and Warrant Purchase Agreement (Non-U.S. Purchaser) with Chief China and certain other individuals (the "Purchase Agreement"). Under the Purchase Agreement, Chief China purchased 941,171 (approximately 53% of the Issuer's total Preferred Stock financing) shares of the Issuer's Preferred Stock at a purchase price of $1.70 per share and warrants representing the right to purchase 941,171 shares of the Issuer's Common Stock at a purchase price of $0.00001 per underlying share. According to the Certificate of Designations, Rights and Preferences of the Series A Convertible Preferred Stock of the Issuer (the "Certificate of Designations"), the Preferred Stock is initially convertible into an equivalent number of shares of Common Stock. The holders of Preferred Stock are generally entitled to vote together with the holders of Common Stock, provided that the holders of Preferred Stock will be entitled to separately select one candidate to be considered for nomination to the Issuer's board of directors. Subject to evaluation by the Issuer's Nominating Committee, K. Wang will be the Preferred Stockholders' initial candidate to be considered for nomination to the Issuer's board of directors. When voting with the holders of Common Stock, each holder of Preferred Stock will be entitled to 0.729 votes per share of Preferred Stock held. The Preferred Stock has a liquidation preference equal to the original purchase price of the Preferred Stock plus any accrued by unpaid dividends. According to the Warrant to Purchase Shares of Common Stock of the Issuer (the "Warrant"), the warrants are exercisable at any time during the period beginning November 4, 2007 and ending May 4, 2013. The exercise price for the warrants varies from $3.80 to $5.00 per share, depending on the time of exercise. In connection with the financing, the Company agreed, subject to certain terms and conditions, to exercise its reasonable best efforts to register for resale under the Securities Act of 1933, as amended, the shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the warrants. The Purchase Agreement, the Warrant and the Certificate of Designations are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Common Stock owned by the Item 2 Persons.

Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1     Stock and Warrant Purchase Agreement (Non-U.S. Purchaser), dated May 4, 2007, between Natural Health Trends Corp. and Chief China Resources Ltd. (incorporated by reference to Exhibit 10.2 to Natural Health Trends Corp.'s Current Report on Form 8-K filed by Natural Health Trends Corp. on May 9, 2007).

Exhibit 99.2     Warrant to Purchase Shares of Common Stock of Natural Health Trends Corp. dated May 4, 2007 (incorporated by reference to Exhibit 10.3 to Natural Health Trends Corp.'s Current Report on Form 8-K filed by Natural Health Trends Corp. on May 9, 2007).

Exhibit 99.3     Certificate of Designations, Rights and Preferences of the Series A Convertible Preferred Stock of Natural Health Trends Corp. (incorporated by reference to Exhibit 3.1 to Natural Health Trends Corp.'s Current Report on Form 8-K filed by Natural Health Trends Corp. on May 9, 2007).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  May 14, 2007

CHIEF CHINA RESOURCES LTD

By:  /s/ Ken Wang, general partner
        Ken Wang, general partner

EXHIBIT INDEX

Exhibit          Description

99.1     Stock and Warrant Purchase Agreement (Non-U.S. Purchaser), dated May 4, 2007, between Natural Health Trends Corp. and Chief China Resources Ltd. (incorporated by reference to Exhibit 10.2 to Natural Health Trends Corp.'s Current Report on Form 8-K filed by Natural Trends Corp. on May 9, 2007).

99.2     Warrant to Purchase Shares of Common Stock of Natural Health Trends Corp. dated May 4, 2007 (incorporated by reference to Exhibit 10.3 to Natural Health Trends Corp.'s Current Report on Form 8-K filed by Natural Health Trends Corp. on May 9, 2007).

99.3     Certificate of Designations, Rights and Preferences of the Series A Convertible Preferred Stock of Natural Health Trends Corp. (incorporated by reference to Exhibit 3.1 to Natural Health Trends Corp.'s Current Report on Form 8-K filed by Natural Health Trends Corp. on May 9, 2007).